As filed with the Securities and Exchange Commission on August 2, 2010
Registration No. 333-149290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 10 TO

FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

Cole Credit Property Trust III, Inc.
(Exact Name of Registrant as Specified in Its Governing Instruments)

2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
(602) 778-8700
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Cole Credit Property Trust III, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Lauren Burnham Prevost, Esq.
Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000

Approximate date of commencement of proposed sale to the public:   As soon as practicable following effectiveness of this Registration Statement.

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check following box:  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑ Registration No. 333-149290

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company” in12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
           Explanatory Note: This Post-Effective Amendment No. 10 to the Registration Statement on Form S-11 (Registration No. 333-149290) is filed pursuant to Rule 462(d) under the Securities Act of 1933 solely to add certain exhibits not previously filed with respect to such Registration Statement

Item 36. Financial Statements and Exhibits

(b) Exhibits

The following exhibits are filed as part of this registration statement.

Ex.	Description
10.88	Loan Agreement dated May 19, 2010 by and between Cole Credit Property Trust III, Inc. as borrower and JPMorgan Chase Bank, N.A., as lender.
10.89	Loan Agreement dated June 4, 2010 by and between Cole Credit Property Trust III, Inc. as borrower and Goldman Sachs Commercial Capital, L.P., as lender.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly cause this Post-Effective Amendment No. 10 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 2nd day of August, 2010.

Cole Credit Property Trust III, Inc.

By:	/s/ CHRISTOPHER H. COLE
Christopher H. Cole
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 10 to the Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

	Signature	Title	Date

	/s/ CHRISTOPHER H. COLE	Chief Executive Officer, President and Director	August 2, 2010
	Christopher H. Cole	(Principal Executive Officer)

	/s/ D. KIRK MCALLASTER, JR.	Executive Vice President, Chief Financial Officer, Treasurer and Secretary	August 2, 2010
	D. Kirk McAllaster, Jr.	(Principal Financial and Accounting Officer)

	/s/ MARC T. NEMER	Director	August 2, 2010
Marc T. Nemer

	*	Director	August 2, 2010
Thomas A. Andruskevich

	*	Director	August 2, 2010
Marcus E. Bromley

	*	Director	August 2, 2010
Scott P. Sealy, Sr.

	*	Director	August 2, 2010
Leonard W. Wood

* By:	/s/ D. KIRK MCALLASTER, JR.		August 2, 2010
D. Kirk McAllaster, Jr.
Attorney-in-fact